Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
April 15, 2004

Extendicare Inc. Declares Dividend Payment on its Preferred Shares
(TSX: EXE.PR.B, EXE.PR.C, EXE.PR.D and EXE.PR.E)

MARKHAM, ONTARIO — Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today the following details of the dividends on its Class I Preferred Shares, declared on February 19, 2004, and payable on May 17, 2004 to shareholders of record as at April 30, 2004.

The fixed rate quarterly dividend on its Adjustable Dividend Preferred Shares, Series 3 (EXE.PR.C) is $0.2475 per share. The floating rate quarterly dividend on its Cumulative Redeemable Preferred Shares, Series 2 (EXE.PR.B) and on its Adjustable Dividend Preferred Shares, Series 4 (EXE.PR.D), based on the average Canadian prime interest rate for the quarter ended March 31, 2004, amounted to $0.1875 per share for the Series 2 shares and $0.1901 per share for the Series 4 shares.

A monthly dividend of $0.067 per share on the Corporation’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on May 17, 2004 to shareholders of record on April 30, 2004. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on March 31, 2004.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com